Exhibit 21.1

REPLAY ACQUISITION CORP.

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Organization
Finance of America Companies Inc.	Delaware
RPLY Merger Sub LLC	Delaware
RPLY BLKR Merger Sub LLC	Delaware